Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1430

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".
October 1, 2018

Robert S. Littlepage
Accountant Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed July 25, 2018
File No. 001-06686

Dear Mr. Littlepage:

By letter dated August 24, 2018, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Quarterly Report on Form 10-Q of The Interpublic Group of Companies, Inc. (the “Company,” "IPG," the "agency," or “we”) for the quarter ended June 30, 2018, filed on July 25, 2018. This letter sets forth our response to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 1

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.mptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Form 10-Q for the Quarter Ended June 30, 2018
Notes 3: Revenue
Disaggregation of Revenue, page 13

1. We note your response to prior comment two. Please revise future filings to more fully discuss how you determined you had one performance obligation in your events and public relations arrangements. Reference ASC 606-10-50-12(c).

We note the Staff’s comment and will revise our future filings to enhance our discussion of our identification of performance obligations for both our events and public relations arrangements.

2. We note your response to prior comment three. Please address the following items related to your advertising services arrangements:

•
Please further discuss how you determined that your creative services and production services should not be combined into a single performance obligation. In this regard, we note that you have a significant level of oversight associated with the production services and that the production services use the creative services you have provided.

•	Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the use of production services.

•	Tell us when you recognize revenue related to production services.
In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for these arrangements.

For ease of reference, we have included portions of our previous response that are relevant to the Staff’s comments. We have also included in Appendix A applicable contract excerpts as a reference to the analysis provided in this letter. We have supplementally provided the Staff with complete copies of the representative contracts we have identified as responsive to the Staff's comments.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 2

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Services Background:

Our clients engage our advertising agencies to develop creative advertising concepts to market or promote the client’s brand, products or services and to act as an agent to facilitate and oversee the production of advertisements by third party vendors on their behalf. A client contract for advertising services can include both creative and production services within one overall agreement. Alternatively, we may be engaged by our clients to perform one, but not both, of these services. When we are engaged to provide production services to our clients (in both standalone production contracts and in contracts which also include creative services), the contract generally will explicitly state that IPG is to act in an agency capacity in relation to such services (refer to Contract #1, Excerpt #2 in Appendix).

Services covered by advertising contracts typically include:

Creative services: Include wide-ranging services that generally involve the creation of an advertising idea, concept, campaign, or marketing strategy. This creative process begins with extensive client engagement and feedback, followed by discussions and brainstorming sessions among the IPG creative team. As part of the creative services, the IPG creative team performs research, generates ideas and story boards, prepares related materials and deliverables, and presents them to the client for their review and approval; and

Production services: Include mass producing advertising/creative material for eventual distribution. Production services can include formatting creative material for different media and communication mediums including digital, large scale reproduction such as printing and adaptation services, talent engagement and acquisition, television and radio production, and outdoor billboard production.

The creative concept or campaign created as part of the creative advertising services is owned by the client and there is no obligation for the client to utilize IPG to arrange or facilitate production of the associated advertisements (e.g. television and radio commercials, digital banners, etc.). When IPG is engaged to perform production services, in addition to creative services, such services will typically involve facilitating the production process, including overseeing the external vendors. IPG's facilitation role often includes obtaining multiple external third party bids for each significant production service and making vendor recommendations to the client. The client has the ultimate responsibility to make the vendor selection and to approve each third party contractor involved in the bidding process. At the direction of the client, the agency will advise third party contractors regarding the client’s requirements, specifications, approved creative concept, instructions and policies. Certain of our specialized production agencies may be engaged to perform all production services in house. These instances are more limited than our production facilitation and oversight services and in such instances

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
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United States Securities and Exchange Commission

we have determined that we are the principal in the transaction and reflect revenue for fees received from the customer and expenses related to the third party costs on a gross basis. The following details will focus on transactions where we facilitate production services, which is the focus of our response to the staff's question.

There are many considerations in determining which production option a client may ultimately choose, including overall cost, quality, prior third party relationships and experiences, production brand reputation, and specialized needs and requirements.

Please further discuss how you determined that your creative services and production services should not be combined into a single performance obligation. In this regard, we note that you have a significant level of oversight associated with the production services and that the production services use the creative services you have provided.

Identification of Performance Obligations

As stated above, although IPG advertising agency contracts typically include both categories of services above, clients may also enter into stand-alone contracts either solely for creative advertising services or solely for production services. In instances where IPG is engaged to perform only one of the advertising services, the client will normally engage another third party to perform the service for which the IPG advertising agency has not been engaged or may perform such procedures in-house. The client views the selection of one or both services as individual purchasing decisions.

Creative and Production Services:

At contract inception, the Company assesses the goods or services promised in a contract with a client in accordance with ASC 606-10-25-19(a) and (b) to identify performance obligations. Based on our analysis, the Company has determined that both creative advertising and production are distinct services. In order to complete our assessment that these services are distinct, the Company has applied the following guidance, as described in ASC 606-10-25-19:

Capable of being distinct - ASC 606-10-25-19 (a) - Both specified services (creative and production services) are capable of being distinct as the client derives stand-alone benefit from each service separately. We have determined that the creative and production services each meet the criterion in paragraph 606-10-25-19(a) as the client can benefit from the creative services on its own or together with other readily available resources (for example, production services available from alternative providers). The client also may benefit from the production services together with other resources that the client will already have obtained from IPG or a different entity. Creative and production services are sold separately by IPG and others. As noted above, clients may engage IPG for

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Mr. Robert S. Littlepage
United States Securities and Exchange Commission

one, but not both, of the advertising services. The fact that IPG sells creative and production services separately indicates that the client can benefit from the service on its own, therefore meeting the criteria as described in ASC 606-10-25-20.

Distinct within the context of the contract - ASC 606-10-25-19 (b) - Our contracts that include both services are typically explicit in the description of those activities which constitute the creative advertising services and those activities which constitute the production services (refer to Contract #1, Excerpt #1 in Appendix). Further, we have determined the following when assessing whether these services are distinct within the context of the contract under ASC 606-10-25-21: IPG’s advertising agencies do not provide a significant service of integrating the creative advertising services with the production services into a bundle of services that represent the combined output for which the client has contracted. The entity has promised to perform creative services and then arrange for production services to be performed by others. Though it is not until the creative services have been completed that production services can be performed, IPG has not promised to combine the creative services and the production services in a way that would transform them into a combined output. IPG would be able to fulfill its promise to transfer the creative services separately from its promise to subsequently arrange third parties to perform production services.

The basis for conclusions of ASU 2016-10 expands on the objective of the three factors outlined in 606-10-25-21 when evaluating the separately identifiable principle. Specifically, BC 33 states: “The separately identifiable principle is intended to consider the level of integration, interrelationship, or interdependence among promises to transfer goods or services…the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other …The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).” Based upon the contractual agreement with the client, IPG has been engaged to separately perform creative advertising services as well as oversee the production of advertisements as opposed to providing services that are inputs into a combined output or item. Both the creative advertising services and production services are separately transferred to the client and do not significantly affect each other’s utility to the client.

Furthermore, creative and production services do not significantly modify or customize one another. Although production services may execute on the creative development, the production services do not customize the creative services.

While the client can benefit from the production services only after the creative services have been completed, the production services do not

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United States Securities and Exchange Commission

significantly affect the creative services because the entity would be able to fulfill its promise to transfer the creative services independently of its promise to deliver the production services. Because the creative and the production services do not each significantly affect the other, they are not highly interdependent or highly interrelated. The client can contract with IPG to do either creative or production services without the other as each such service can be fulfilled independently from the other. Creative and production services are both able to be transferred separately and can be benefited from independently. Both creative and production services include separate, distinct deliverables which are sold separately, evidencing that IPG is capable of fulfilling its promises by transferring each independently. As such, both of the specified services are separately identifiable. Therefore, the promises are considered to be distinct in the context of the contract.

As described above, we have considered the factors described in ASC 606-10-25-21 and concluded that the services are delivered independently from one another and therefore are separately identifiable and should be accounted for as separate performance obligations. Based on the analysis above, the advertising services contracts have two distinct promises for creative services and for production services and should not be combined in accordance with the guidance in ASC 606-10-25-22.

Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the use of production services.

ASC 606 defines control as having the ability to direct the use of and obtain substantially all the benefits from the good or service. We advise the Staff that IPG does not have the ability to direct the use of and obtain substantially all of the benefits from the production services before they are transferred to the client. Overall, IPG’s advertising agencies do not take control of the services being performed by the third party production vendors before those services are transferred to the client. IPG contracts for the third party services on behalf of a specific client, upon authorization from that client and cannot redirect those services to fulfill other contracts. The third party services and outputs thereof are always under the control of the client.

Following the approval of the creative content, IPG will facilitate and oversee the production process. As previously mentioned, third party production vendors are typically chosen via a pre-approved vendor listing established by the client and are requested to submit bids for review and final approval by the client. The agency is then contractually authorized to act as an agent on the client’s behalf to oversee/facilitate the production of the client’s advertising (refer to Contract #1, Excerpt #2 in Appendix where the client authorizes IPG to contract with third party vendors as its agent). Once services have been secured, the agency does not have the contractual right to direct the vendor’s resources or redirect or reassign

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Mr. Robert S. Littlepage
United States Securities and Exchange Commission

approved production services from one contract or client to another (refer to Contract #1, Excerpt #3 in Appendix).

The initial decisions for production, including key items such as selection of producers, director, talent, scripts, wardrobe and set design, are discussed upfront between the client and the agency to ensure they are aligned with the final creative content (e.g. the storyboard/campaign) and are approved by the client prior to the start of production. The production company, inclusive of the producers and director, utilized to create the advertisement are not IPG employees and are ultimately approved by the client to oversee production. The director also generally takes the client through their interpretation of the creative concept provided for production and obtains client approval prior to the commencement of the production. The director directs the resources of the production company. In addition, labor rules frequently prohibit the agency from having any interaction with company production personnel. The agency's involvement in the production process is simply to ensure it is consistent with the creative concept agreed to with the client. Changes or modifications during the production process, including selection of different vendors, generally require approval from the client as IPG cannot make substantive changes unilaterally. To the extent that the client is not satisfied with the final produced advertisement, the producers or directors (not IPG) must ultimately correct the issue to ensure the advertisement meets the client’s specifications.

In addition to the overall concept of control noted above, we have further considered the following indicators when determining whether IPG would be considered the principal with respect to production services performed on behalf of our clients:
ASC 606-10-55-39-(a). The entity is primarily responsible for fulfilling the promise to provide the specified good or service.
In a facilitation engagement, the third party production company, not IPG, is responsible for production services. The contractual terms of production arrangements explicitly note that the IPG agency is not responsible for the non-performance of approved [production] suppliers to execute their commitments to the client (refer to Contract #1, Excerpt #5 in Appendix), however, the contractual agreements do not alleviate the agency of its performance obligations to deliver creative concept advertising services to its client. In the event that the client is unhappy with the production process performed by the third party vendor, the third party vendor, not IPG is responsible for remediating and addressing, although IPG may assist in its agency capacity to facilitate the rework between the client and the third party. Furthermore, in many instances, a representative of the client will be “on site” during the production process to ensure the client is comfortable with the progress of the production, and would identify any necessary changes or modifications to the services being performed.

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THE INTERPUBLIC GROUP OF COMPANIES 7

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Therefore, based on the analysis above, IPG has concluded that the client would view the vendor and not IPG as primarily responsible for fulfilling the production promises included in the contract.

ASC 606-10-55-39(b). The entity has inventory risk.
IPG does not have inventory risk related to the third party services, related work-in-process or completed advertising materials as the work is the property of the client (refer to Contract #1, Excerpt #4 in Appendix). IPG does not obtain, or commit to obtain, any specified good or service before obtaining a contract with a client, and ultimately requires the client’s approval before procuring services on its behalf. IPG does not purchase any of the associated production equipment or related material on behalf of its clients and cannot redirect any of the production work completed by the third party vendor to another client. In the event of any modifications, revisions, or cancellations, the client is liable to IPG for any costs incurred through the date of cancellation.

Based on the above factors, IPG has concluded it does not have inventory risk.

ASC 606-10-55-39(c). The entity has discretion in establishing the price for the specified good or service.
IPG does not have discretion in establishing the price of production services provided by third party vendors (refer to Contract #2, Excerpt #1 in Appendix). In many instances, clients pay IPG an amount equal to the third party cost and IPG earns a fee for arranging production services on behalf of the client. Additionally, IPG is required to secure the client’s written approval before making any expenditures or commitments on the client’s behalf. The client is liable to third party vendors for any amounts not previously paid to the agency for such vendor’s services. If any production changes cause revisions to the budget that was established and pre-approved by the client and if these changes are outside of the approved range, additional verbal or written approval needs to be obtained from the client prior to any such changes commencing. As such, IPG does not have discretion in establishing pricing for third party vendor services.

Based on the above factors, IPG has concluded that fees and commissions associated with production services, where IPG is arranging for services on behalf of clients, should be recognized net of production fees paid to vendors on client's behalf.
Tell us when you recognize revenue related to production services.

As IPG’s role in the production process is to provide an agency service to arrange for the procurement of third party services, revenue associated with production services is generally recognized over-time, normally

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Mr. Robert S. Littlepage
United States Securities and Exchange Commission

commencing at the pre-production phase and terminating upon completion and delivery of the completed advertisement.
ASC 606 indicates that, at contract inception, an entity should determine whether it will transfer control of a promised good or service over time. If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The guidance included in ASC 606-10-25-27 outlines three criteria of which only one must be met in concluding revenue should be recognized over time. The Company analyzed these criteria for their agency services and concluded that criteria (a) had been met.

When assessing the criterion in 606-10-25-27(a), IPG considered the guidance in ASC 606-10-55-6 and whether another entity would need to substantially reperform the work that IPG has completed to date if another entity were to fulfill the remaining performance obligation for the client. If IPG were replaced while overseeing production, another entity would not need to reperform any of the services performed by the IPG agency, nor would the production company need to reperform any of the services completed to date.

As such, criteria (a) is met for the agency services performance obligation and therefore, revenue related to production services should be recognized over time using the input method based upon IPG employees’ efforts as the measure of progress to satisfy the performance obligation.

3. We note your response to prior comment three. Please address the following items related to your media services arrangements:

•
Please further discuss how you determined that your media planning and media buying should not be combined into a single performance obligation. In this regard, we note that the media spots purchased are in accordance with a buying guideline that you have developed.

•	Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the media buying services.

•
We note your statement that you neither purchase nor commit to purchase media spots before they are sold to clients. Please help us better understand when media spots are purchased and how purchases might differ by medium. Please specifically address spots purchased through the upfront advertising market for the television broadcast season.

•
Please further describe your consideration of pricing discretion. We note your disclosure on page 9 that you may earn commissions when clients pay you the gross rate billed by media and you pay for media at a lower net rate.

•	Tell us when you recognize revenue related to purchased media spots.

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THE INTERPUBLIC GROUP OF COMPANIES 9

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for these arrangements.

For ease of reference, we have included portions of our previous response that are relevant to the Staff’s comments.

Services Background:

Our clients engage our media agencies to formulate strategic media plans and to act as an agent to purchase media (e.g. television and radio spots, outdoor advertising, digital banners, etc.) from vendors on their behalf. A client contract for media services can include both services within one overall agreement. Alternatively, we can also be engaged by our clients to perform one, but not both, of these services. When we are engaged to purchase media on behalf of our clients (in both standalone buying contracts and in contracts which also include media planning services), the contract will explicitly state that IPG is to act in an agency capacity in relation to such services (refer to Contract #3, Excerpt #1 in Appendix).

Services covered by media contracts typically include:

Media Planning Services: Generally involve the creation of a media campaign, media strategy, and media buying guidelines. The planning process begins with discussions with the client about their products, budget, and the consumer base they want to reach. Based on client input, IPG will perform detailed research to determine the most cost-efficient strategy to reach the intended targeted consumer and will perform pricing analyses between different media sources. Based on the results of the analyses performed, as well as ongoing conversations with the client, the agency will recommend a detailed media plan and develop a buying guideline to be utilized in the buying services. This buying guideline, which becomes the property of the client, includes recommendations of the most strategic platforms to benefit the client and, based upon the client’s media budget, an estimate of how much media the client should purchase; and

Media Buying Services: Generally involve negotiating with the media vendors and arranging for the purchase of media spots on a client’s behalf as an agent for a disclosed principal. Media buying services normally also include the performance of administrative tasks, such as paying media vendors on the client’s behalf and/or monitoring delivery and reporting the performance of the advertisements to the client. IPG is engaged by the client to purchase the media spots, typically in the client’s name, according to the client’s approved media plan and buying guidelines, while the media vendors selected by the client are responsible for publishing or transmitting the advertisements via their platform.

Please further discuss how you determined that your media planning and media buying should not be combined into a single performance obligation.

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THE INTERPUBLIC GROUP OF COMPANIES 10

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

In this regard, we note that the media spots purchased are in accordance with a buying guideline that you have developed.

As stated above, although IPG media agency contracts typically include both categories of services above, clients can also enter into stand-alone contracts either solely for media planning services or solely for media buying services. In instances where IPG is engaged to perform only one of the media services noted, the client will normally engage another third party to perform the service for which the IPG media agency has not been engaged or may perform such procedures in-house.

Identification of Performance Obligations

At contract inception, the Company assesses the goods or services promised in a contract with a client in accordance with ASC 606-10-25-19(a) and (b) to identify performance obligations. Based on our analysis, the Company has determined that both media planning and media buying are distinct services. In order to complete our assessment that these services are distinct, the Company has applied the following guidance as described in ASC 606-10-25-19:

Capable of being distinct - ASC 606-10-25-19 (a) - The client derives stand-alone benefit from the media planning service and the media buying service. As noted above, clients can and do engage IPG’s media agencies to perform one, but not both, media services. The fact that IPG sells media planning services or media buying services on a stand-alone basis (refer to Contract #4, Excerpt #1 in Appendix), indicates that the client can benefit from these services on its own, therefore meeting the criteria as described in ASC 606-10-25-20.

Distinct within the context of the contract - ASC 606-10-25-19 (b) - Our contracts that include both services are typically explicit in the description of those activities which constitute the media planning services and those activities which constitute the media buying services (refer to Contract #3, Excerpt #2 in Appendix).

Furthermore, we have determined the following when assessing whether these services are distinct within the context of the contract under ASC 606-10-25-21:

IPG’s media agencies do not provide a significant service of integrating the media planning services with the media buying services into a bundle of services that represent the combined output for which the client has contracted. Each of the services is discussed separately and succinctly in the contract and IPG does not convey a promise for a single ultimate output. The ultimate outputs to the client related to these contracts is both a media buying guideline, which is used by the agency (or, as the guideline is the property of the client, it can be utilized by another third party), and the actual media placements on which the client’s advertisements air or run which the media agency has purchased on behalf of the client as their

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agent. Such outputs do not differ whether the contract is for both or only one of these services is within its scope.

Neither the media buying nor the media planning services significantly modifies or customizes the other service when both are included within one contract. The media planning guideline is utilized as a blueprint for the agency engaged to purchase media on the client’s behalf and is completed prior to the commencement of the buying activities. Furthermore, while the buying guideline informs the media buying determinations, it does not significantly modify the activities associated with the media buying services; it just provides direction as to where to make purchases on the client’s behalf.

The media planning and media buying services are not highly interdependent or highly interrelated. Media is purchased on behalf of a client in IPG’s capacity as an agent based upon the media plan and buying guidelines developed during the media planning services phase of the arrangement which is the property of the client (refer to Contract #3, Excerpt #5 in Appendix). However, the creation of a media plan is a service that may be fulfilled even if IPG’s media agency does not ultimately perform the buying services. This is further evidenced by the fact that the client could engage a different non-IPG media agency to purchase media or may purchase media on its own (through an “in-house” media placement group) based on the media plan and buying guidelines developed separately by IPG. Conversely, the client may direct IPG to buy certain media on their behalf based upon a media plan and buying guide which has been developed by another third party. While the service of buying media may, in part, be viewed as being dependent or related to the service of the creation of a media plan, the same is not true for the service of formulating a media plan, which is not dependent or related to the act of purchasing media, and such services are normally completed in advance of the buying services.

As described above, we have considered the factors described in ASC 606-10-25-21 that indicate that two or more promises to transfer goods or services to a client are not separately identifiable and concluded that the services are delivered independently from one another and therefore are separately identifiable and should be accounted for as separate performance obligations. Based on the analysis above, the advertising media contracts have two distinct promises, for media planning services and for media buying services, and should not be combined in accordance with the guidance in ASC 606-10-25-22.

Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the media buying services.

ASC 606 defines control as having the ability to direct the use of and obtain substantially all the benefits from the good or service. We advise the Staff that IPG does not have the ability to direct the use of and obtain

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United States Securities and Exchange Commission

substantially all of the benefits from the media we purchase from vendors in our capacity as an agent on behalf of our clients before it is transferred to the client. We do not have the ability to redirect media purchased for a particular client to other clients. Media vendors with which IPG negotiates and purchases spots are aware of the party that has engaged IPG to buy media on its behalf (the IPG agency is acting as an agent on behalf of a disclosed principal, the client). The appointment of IPG as the client’s buying agent is, at times, explicitly communicated to media vendors (refer to Contract #3, Excerpt #1 in Appendix), thus allowing IPG to facilitate purchases on the client's behalf. The purchased media is typically placed in the client’s name, and the agency relationship is normally explicitly stated in the contractual arrangement between IPG and the client.

Media vendors, such as broadcast television and radio stations, need to know the content to be aired on its platform in advance of their approval of the sale as the broadcasters generally have to determine the exact placement of spots to ensure they do not air competing products within the same commercial break. This is normally part of the contractual commitment that the broadcaster has in its arrangement with the client. As such, after the placement of an advertising spot, which first requires the IPG media agency to get formal authorization from the specific client (refer to Contract #3, Excerpt #2, 3(b)(iv)) ), the agency does not have the ability to utilize the placement acquired for a particular client to fulfill a contract with another one of its clients, as the broadcaster will not accept such substitutions.

Furthermore, upon a client termination event, unaired advertisements normally must either be canceled (to the extent that they are cancelable) or must be seen through to publication by IPG (refer to Contract #3, Excerpt #4 in Appendix), at the client’s discretion. As such, IPG is not allowed, even upon termination of a media buying arrangement, to utilize unaired spots for other client advertisements.

In addition to the overall concept of control noted above, we have further considered the following indicators when determining whether IPG would be considered the principal in the media buying transactions made on behalf of our clients:
ASC 606-10-55-39-(a). The entity is primarily responsible for fulfilling the promise to provide the specified good or service.
IPG does not have primary responsibility for delivery of the media service to the client (fulfillment of the contract). IPG is, itself, incapable of the actual “airing” or “running” of advertisements as it has neither the infrastructure nor service offerings to provide media inventory outright to a client. The third party media vendor is solely responsible for providing the media as purchased and IPG’s responsibility is to arrange for those services to be provided to the client. The agency is not responsible for publication/transmission of the media spots by the media vendor nor for any delay or omission in publication/transmission of scheduled media spots. While IPG is not responsible for a media vendor’s non-performance, the agency

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will work with the vendor on the client’s behalf to seek resolution to the extent that there are any identified issues arising from the vendor’s performance or lack thereof (refer to Contract #4, Excerpt #2 as well as Contract #5, Excerpt #3 in Appendix).

Therefore, based on the analysis above, IPG concludes that the client views the media vendor and not IPG as primarily responsible for fulfilling the media promises included in the contract.

ASC 606-10-55-39(b). The entity has inventory risk.
IPG does not obtain, or commit to obtain, any media spots with a media vendor prior to obtaining a contract with a client and ultimately, explicit approval from the client is required before procuring media spots on its behalf (as previously discussed). Additionally, IPG typically has no liability to the media vendor unless the client has paid the IPG agency (client contracts and client vendor notification include sequential liability). Furthermore, IPG does not take positions on media (i.e. does not purchase media inventory from vendors without being directed to do so on behalf of a specific client) to be resold, as and when needed, to a client at a future date. Finally, as previously noted, once media spots have been purchased on behalf of a client, the agency does not have the ability to redirect those purchased spots for use by another client.

Based on the above factors, IPG has concluded it does not have inventory risk.

ASC 606-10-55-39(c). The entity has discretion in establishing the price for the specified good or service.
IPG does not have discretion in establishing the price of media services provided by third party vendors. In many instances, clients pay IPG an amount equal to the third party cost and the Company’s fees (which are often a stated percentage of the total advertising spend) are generally stated separately in the contract (refer to Contract #5, Excerpt #1 in Appendix). To the extent any discounts are provided by third party vendors, IPG is generally contractually required to pass along those rebates and discounts to its clients (refer to Contract #5, Excerpt #2 in Appendix).

Given this, IPG has concluded it does not have pricing discretion.

Based on the above factors, IPG has concluded that commissions associated with media buying services should be recorded net of amounts paid to third party media vendors.

We note your statement that you neither purchase nor commit to purchase media spots before they are sold to clients. Please help us better understand when media spots are purchased and how purchases might differ by medium. Please specifically address spots purchased through the upfront advertising market for the television broadcast season.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 14

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

IPG agencies do not purchase media in any form without prior written authorization from clients to buy such media, which is explicitly stated in our contracts. Each media type has varying lead times for purchase prior to its air or run date, which are generally as follows:

•	Network TV - three months

•	Local TV - two months

•	Local radio -- two to four weeks

•	Monthly magazines - three plus months

•	Newspapers - one to two weeks

•	Digital - two to eight weeks

•	Billboards - two months

•
Programmatic media is purchased and placed within a short period of time due to the nature and timing of the availability and sale of the media. Buying plans, inclusive of target audience, permitted channels, placement volumes and pricing are approved by the client prior to beginning any programmatic buying. The client is typically able to review the results of programmatic buying in real-time and authorize modifications to the buying plan as well as cancel any future buys at any time upon their request.

In the TV upfront market, the price of TV inventory is negotiated by media buying agencies on behalf of their clients in the May/June time-frame, coinciding with the television networks' release of their slate of programming for the upcoming season. Permission to negotiate rates with the networks is provided by our clients in advance of any discussions. Although permission may be granted to negotiate rates, specific inventory (i.e., spots) is not purchased until a client has provided written authorization or approval for IPG to do so. At no point does the agency buy any media until it receives written approval from the client, generally after media planning services are completed by the agency or another party. Additionally, as noted previously, once purchase orders are submitted on behalf of a client, IPG has no ability to redirect such purchased media to other clients.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 15

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Please further describe your consideration of pricing discretion. We note your disclosure on page 9 that you may earn commissions when clients pay you the gross rate billed by media and you pay for media at a lower net rate.

As noted above in our discussion of gross versus net presentation in media buying services, the Company typically does not have the ability to set pricing for media purchased on behalf of a client. In certain limited instances, the Company may be able to retain price differences from media purchases. In these cases, clients would be charged based on the media vendor’s pricing, inclusive of any discounts negotiated at contract inception. Any differences in the ultimate amount billed, which may include subsequent discounts or premiums provided by the third party vendor, would be retained or payable by the Company. In all such cases, this arrangement would be explicitly permissible within the contract with the client and in compliance with any governing laws or regulations. These types of contracts are not widely used and the total amount derived from media price differences is not material.

Tell us when you recognize revenue related to purchased media spots.

In general, for the majority of our contracts which contain media buying services, revenue associated with media buying is recognized over-time. IPG is providing a service of arranging for the procurement of media spots, commencing from the period in which agency employees start the client’s media buying activities, such as placing the client’s advertisements across media platforms, through the end of the monitoring and reporting phase. Media buying contracts, as with the vast majority of our contracts, are typically for a period of 12 months or less and many of our contracts are on a calendar-year basis.

The guidance included in ASC 606-10-25-27 outlines three criteria of which only one must be met in concluding revenue should be recognized over time. The Company analyzed these criteria for their agency service related to media buying to determine if revenue should be recognized over time and concluded that criteria (a) had been met.

When assessing the criterion in 606-10-25-27(a), IPG also considered the guidance in ASC 606-10-55-6 and whether another entity would need to substantially reperform the work that IPG has completed to date if another entity were to fulfill the remaining performance obligation for the customer.

For media buying, IPG is arranging for a specific client to acquire media space from the media vendor. Therefore, if IPG’s contract with the client were to be terminated, another party would not need to reperform the work as the client already has control of the media spot (refer to Contract #3, Excerpt #4 in Appendix). Furthermore, as part of the media buying services, IPG purchases multiple media spots on the client’s behalf and in

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 16

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

accordance with the client’s media plan, and may perform such services over an extended period. As IPG performs its services and media vendors transmit/publish the ads, the client receives benefits from IPG's media buying services as they occur.

In conclusion, our agency service related to media buying should be recognized over time and the majority of our services are normally concluded by the end of the fiscal year.

Notwithstanding the discussion above, there are certain media contracts whereby revenue is not recognized over time as described above. For these particular media contracts, the contractual termination language either (1) explicitly states that IPG will not be compensated for any services (including both media planning and buying services) to the extent the contract is terminated prior to a media spot airing or (2) the consideration regarding compensation in the event of a termination event is silent and management has taken the position that, in these instances, the counterparty has the right to cancel the contract and IPG would not have a legally enforceable right to payment for the services unless the media has aired. Since the customer may cancel media up until the point it airs, enforceable rights and obligations do not exist until a media placement runs or a non-cancelable order is placed. Therefore, a contract does not exist for the purposes of ASC 606 until the media is aired, at which point the associated revenue is recognized as this represents the point in time when this criterion is satisfied. This subset of transactions differ from most IPG contracts which typically contain specific termination notice periods (typically 30 - 90 days) and explicitly state that the agency would receive payment for costs incurred and services rendered through the period of time until services cease.

*        *        *

The Company’s disclosures regarding accounting policies in the quarterly report on Form 10-Q for the Quarter Ended June 30, 2018 in Note 3 and the responses in this letter reflect our conclusions on the vast majority of transactions in the above service offerings. The Company reviews each contract individually to determine the proper accounting treatment in accordance with ASC 606, Revenue from Contracts with Customers, irrespective of the overall prevailing conclusions contained within our disclosures and set forth in this letter. We understand that ASC 606 must be applied on a contract by contract basis, and differences in facts from those outlined above may yield different conclusions in other transactions.

*        *        *

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 17

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.

Sincerely,
/s/ Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 18

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Appendix A

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1
Contract #1: [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2
Contract #1, Excerpt #1:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 19

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #3
Contract #1, Excerpt #2:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #4
Contract #1, Excerpt #3:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #4 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 20

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #5
Contract #1, Excerpt #4:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #5 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #6
Contract #1, Excerpt #5:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #6 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 21

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #7
Contract #2: [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #7 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #8
Contract #2, Excerpt #1:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #8 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 22

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #9
Contract #3: [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #9 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #10
Contract #3, Excerpt #1:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #10 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 23

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #11
Contract #3, Excerpt #2:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #11 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 24

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 25

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #12
Contract #3, Excerpt #3:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #12 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #13
Contract #3, Excerpt #4:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #13 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 26

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #14
Contract #3, Excerpt #5:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #14 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #15
Contract #4: [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #15 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 27

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #16
Contract #4, Excerpt #1:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #16 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 28

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #17
Contract #4, Excerpt #2:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #17 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #18
Contract #5: [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #18 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 29

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #19
Contract #5, Excerpt #1:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #19 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #20
Contract #5, Excerpt #2:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #20 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 30

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #21
Contract #5, Excerpt #3:
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #21 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES 31